                         EXHIBIT 11
             CHASE PREFERRED CAPITAL CORPORATION
             Computation of net income per share


Net income for primary earnings per share are computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of common outstanding during the period.

                       For the Quarter Ended March 31, 1997
                     (in thousands, except per share amounts):

Earnings:
Net income                               $    19,924
Less:  preferred stock
     dividend requirements                    11,137

Net income applicable to
             common stock                $     8,787


Shares:

Average common shares outstanding            572,500

Net income per share:                    $     15.35
